December 19, 2016

FILED ON EDGAR

Lisa M. Kohl

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: EliteSoft Global Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 7, 2016

File No. 000-55240

Dear Ms. Kohl:

This letter is in response to your December 16, 2016 comment letter to Eugene Wong, Chief Executive Officer and President for EliteSoft Global, Inc. (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment No. 3 to Form S-1 filed December 7, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	We note your response to comment 4. Please quantify the “substantial payments” to third party vendors, and the way in which these payments affected your cost of revenue from period to period. Please also disclose in this section the amount paid to third party vendors that are related parties. In doing so, provide a narrative discussion regarding changes in your cost of revenues, in the same way you discuss changes in revenues and operating expenses. When discussing changes in these line items from period to period, include a discussion of the underlying causes for the changes. Please refer to Instruction 4 to Item 303(a) of Regulation S-K.

Response: The Company has included the following disclosure:

“Cost of Revenue – Cost of revenue for the three months ended September 30, 2016 was $188,836, as compared to $5,400 for the three months ended September 30, 2015. The increase is primarily attributable to $188,836 incurred for the labour and website development cost associated with contracts entered in Q2, Q3 and Q4 of fiscal year 2015 and Q3 of fiscal year 2016. Of the $188,836 cost recognized during the three months ended September 30, 2016, $82,790 was for a vendor that is a related party to the Company. As the Company maintains a lean workforce with only part-time IT staff, the Company relies on third-party vendors to supply the labour for the scope of work associated with our contracts. During the three months ended September 30, 2016, the Company also recorded $5,400 of salaries and wages as general and administrative expenses. During the nine months ended September 30, 2015, salaries and wages of $5,400 was included in cost of revenue.

Cost of Revenue – Cost of revenue for the nine months ended September 30, 2016 was $1,104,648 as compared to $7,200 for the nine months ended September 30, 2015. The increase is primarily attributable to $1,104,648 incurred for the labour and website development cost associated with contracts entered in Q2, Q3 and Q4 of fiscal year 2015 and Q3 of fiscal year 2016. Of the $1,104,648 paid to vendors, $413,952 was paid to a vendor that is a related party to the Company. As the Company maintains a lean workforce with only part-time IT staff, the Company relies on third-party vendors to supply the labour for the scope of work associated with our contracts. During the nine months ended September 30, 2016, the Company also recorded $16,200 of salaries and wages as general and administrative expenses. During the nine months ended September 30, 2015, salaries and wages of $7,200 was included in cost of revenue.”

2.	We are not able to locate the revised disclosure you provided in response to comment 5. Please include the revised disclosure in order to provide a reader with an understanding of the increase in revenue.

Response: The Company has included the following disclosure:

“The increase in revenue is primarily a result of collection of 30% of the amount due to the Company under the agreement with Ashita. Information regarding the Company’s agreement with Ashita is described in detail below under the Corporate History and ESG Primary Services headings, and is incorporated herein by reference. The agreement with Ashita has since been terminated and the loss of revenue from this contract may have a material adverse effect on the Company’s business.”

3.	We note your disclosure that the increase in net loss between the three months ended September 30, 2016 and 2015 was primarily attributable to the increase in cost of revenue. However, it appears that the increase in net loss is attributable to a reduction in gross profit, an increase in general and administrative expenses and the income tax recovery. Please revise to accurately describe the reasons for the increase in net loss. The comment also applies to your discussion of income (loss) for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

Response: The Company revised the disclosure as follows:

“For the three months ended September 30, 2016 and 2015, we reported a net loss of $22,816 and net loss of $2,371, respectively. The change in net loss between the three months ended September 30, 2016 and 2015 was primarily attributable to the reduction in gross profit as the Company relies heavily on third-party vendors to supply the labor for the scope of work associated with our contracts. During the three months ended September 30, 2016, the general and administrative expense was increased by $9,186. The Company also recorded an income tax recovery of $21,458 during the three months ended September 30, 2016 as compared to $nil during the three months ended September 30, 2015.

For the nine months ended September 30, 2016 and 2015, we reported a net income of $50,861 and net loss of $48,561, respectively. The change in net loss between the nine months ended September 30, 2016 and 2015 was primarily attributable to the reduction in gross profit as the Company relies heavily on third-party vendors to supply the labor for the scope of work associated with our contracts. During the nine months ended September 30, 2016, the general and administrative expense was increased by $9,667 and the income tax expense was increased by $8,976.”

4.	Please add a discussion of gross profit (loss) for the three and nine months ended September 30, 2016 as compared to the three and nine months ended September 30, 2015.

Response: The Company included the following disclosure to address the comment:

“Gross Profit (Loss) – Gross profit margin for the three months ended September 30, 2016 was (12.02%) as compared to 69.81% for the three months ended September 30, 2015. During the three months ended September 30, 2016, revenue of $168,573 recognized in association with contracts entered in May, September, October of 2015 and Q3 of fiscal 2016 as compared to $17,889 during the three months ended September 30, 2015. Of the $168,573 revenue recognized during the three months ended September 30, 2016, $134,884 was related to the contract entered in October of 2015. The Company has incurred substantial costs, meaning the majority of a contract’s value, in relation to the October 2015 contract as the Company outsourced the labour and website development to third party vendors. As a result, the gross profit margin decreased significantly.

Gross Profit (Loss) – Gross profit margin for the nine months ended September 30, 2016 was 10.82% as compared to 69.81% for the nine months ended September 30, 2015. During the nine months ended September 30, 2016, revenue of $1,239,258 recognized in association with contracts entered in May, September, October of 2015 and Q3 of fiscal 2016 as compared to $23,852 during the nine months ended September 30, 2015. Of the $1,239,258 revenue recognized during the nine months ended September 30, 2016, $1,162,791 was related to the contract entered in October of 2015. The Company has incurred substantial costs, meaning the majority of a contract’s value, in relation to the October 2015 contract as the Company outsources the labour and website development to third party vendors. As a result, the gross profit margin decreased significantly.”

5.	For the three months ended September 30, 2016 and 2015 general and administrative expenses were $24,047 and $14,861, respectively. Your disclosure indicates that “during the three months ended September 30, 2016 and 2015, the Company incurred professional fees of $34,140 and $nil, respectively. In addition, during the three months ended September 30, 2016 and 2015, the Company recorded stock based compensation of $nil and $43,085, respectively.” The $34,140 in professional fees and $43,085 in stock based compensation exceed the general and administrative expense balances for the three months ended September 30, 2016 and 2015, respectively. Additionally, the difference between your current disclosure of $34,140 in professional fees for the three months ended September 30, 2016 and $43,085 in stock based compensation for three months ended September 30, 2015 supports a decrease in expense of $8,945, not an increase of $9,186 as disclosed. Please explain or revise your disclosure to accurately depict the balance in general and administrative expenses and explain the increase between the periods.

Response: The Company has revise the disclosure to address this comment:

“Operating Expenses - Operating expenses for the three months ended September 30, 2016, was $24,047, as compared to $14,861 for the three months ended September 30, 2015. The increase is primarily attributable to the increase of $9,186 in general and administrative expense for the three months ended September 30, 2016. During the three months ended September 30, 2016 and 2015, the Company incurred professional fees of $18,446 and $3,686, respectively. In addition, during the three months ended September 30, 2016 and 2015, the Company recorded stock based compensation of $nil and $4,167, respectively.”

The Company also revised the discussion of the operating expenses for the nine months ended September 30, 2016 to reflect the reversal of $5,000 of consulting fees in relation to the termination of a consulting agreement:

“Operating Expenses - Operating expenses for the nine months ended September 30, 2016, was $74,881, as compared to $65,214 for the nine months ended September 30, 2015. The increase is primarily attributable to the increase of $9,667 in general and administrative expense for the nine months ended September 30, 2016 due to the increase of $52,561 in professional fees, $1,839 in franchise tax and filing fees and offset by the decrease of $47,252 in stock based compensation, a reversal of $5,000 in consulting fee as a result of the termination of a consulting agreement, and of $8,000 in consulting fees. The Company also recorded $16,200 of salaries and wages as general and administrative expenses for the nine months ended September 30, 2016. Salaries and wages was included in cost of revenue for the nine months ended September 30, 2015.”

6.	Consistent with your response to prior comment 15 of our letter dated October 6, 2015, please include a discussion of income taxes and effective tax rates for the three and nine months ended September 30, 2016 and 2015.

Response: The Company has included the following disclosure to address this comment:

“Income Taxes – Total income tax recovery for the three months ended September 30, 2016 was $21,458 compared to $nil for the three months ended September 30, 2015. The recovery of $21,458 in income tax expense is primarily a result of over accrual of income tax expenses from the six months ended June 30, 2016. The effective tax rate for the three months ended June 30, 2016 was (48%) which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized and the reversal of over accrued income tax expense as a result of a lower estimated annual net income.

Income Taxes – Total income tax expense for the nine months ended September 30, 2016 was $8,976 compared to $nil for the nine months ended September 30, 2015. The increase of $8,976 in income tax expense is primarily a result of significantly higher revenue recognized during the nine months ended June 30, 2016 in relation to the service agreements entered in the 4th quarter of 2015. The effective tax rate for the nine months ended September 30, 2016 was 15% which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized.”

Liquidity and Capital Resources, page 18

7.	Please revise the current liabilities balance of $258,092 as of September 30, 2016 to be consistent with the condensed balance sheet. Please also revise the correct amount of working capital at September 30, 2016 disclosed in the third paragraph.

Response: The Company revised the current liabilities balance to “$259,097” and the working capital at September 30, 2016 to “$59,401”.

Corporate History, page 32

8.	We note your response to comment 8. Please revise the discussion of your contracts under the “Corporate History” heading of your registration statement to disclose your reliance on third-party vendors. Please describe the company’s role, if any, in performing these contracts, aside from the supervisory role of Cornelius Ee.

Response: The Company does not employ IT professionals on a fulltime basis, and as such, relies entirely on third-party vendors. The Company will include the following language to address this Comment: “The Company maintains a lean workforce with only part-time IT staff. Therefore, we rely on third-party vendors to supply the labour for the scope of work associated with our contracts. Cornelius Ee is an IT graduate. Therefore, he supervises the entire project to ensure timely completion of work from third-party vendors. However, the actual day-to-day tasks and projects are done almost exclusively by third-party vendors who contract with the Company.”

Customers, Distribution and Marketing

Customers, page 33

9.	We note your response to comment 10. Again, please file the contract with Ashita and all other exhibits as exhibits to the amended filing. Please refer to Item 601(a) of Regulation S-K.

Response: The Contracts are attached.

Condensed Statements of Operations, page F-2

10.	We note your response to comment 12 indicating the reversal of the stock-based compensation expense would be credited to consulting expense. Consistent with your response please include the revision in your financial statements and update the disclosure in Note 6 on page F-12.

Response:

The Company has revised the condensed statements of operations to record the reversal of stock-based compensation expense as a credit to consulting expense. The disclosure in Note 6 on page F-12 was also revised:

“On March 23, 2016, the Company cancelled 250,000 shares of common stock of the Company that had been previously issued due to termination of consulting agreement dated May 1, 2015 and reversed stock-based compensation of $5,000 that was recognized during the year ended December 31, 2015.  Since the fair value of the award was charged to consulting expense in fiscal 2015, the $5,000 reversal of such stock-based compensation in fiscal 2016 is credited to consulting expense.”

5. Related Party Transactions, page F-11

11.	Please file the note agreement as an exhibit as indicated in your response to comment 13.

Response: The Company will file the note as an exhibit to the registration statement.

8. Income Taxes, page F-12

12.	The effective tax rate of 0% disclosed in the second paragraph for the three months ended September 30, 2016 is incorrect. Based on the statement of operations it appears the effective tax should be (48%). Please revise.

Response: The Company has revised this language to indicate that the effective tax is (48%) for the three months ended September 30, 2016.

4. Stockholders’ Equity

Common Stock, page F-23

13.	We note your response to comment 14 and reissue the portion of that comment seeking revised disclosure surrounding the SPA transaction date and names of the entities to be consistent with the disclosures on page 32. For instance, on page 32 the disclosure reads “On February 27, 2015, EliteSoft Asia Bhd Sdn (‘Elite Soft Asia’) purchased 10,000,000 shares of the Company’s common stock …” whereas on page F-23 the disclosure reads “On February 20, 2015, Richard Chiang, then the Company’s sole director and shareholder, entered into a Stock Purchase Agreement (the ‘SPA’) whereby EliteSoft Asia Sdn Bhd.(‘ESA’) purchased 10,000,000 shares of the Company’s common stock…” The disclosure in the fourth paragraph on page 17 should also be consistent.

Response: The Company has revised the identified language to make clear that the Stock Purchase Agreement was executed on February 20, 2015 and the purchasing party was Elite Soft Asia Sdn Bhd.

Signatures, page 46

14.	We note your response to comment 15. In the second signature block please include the dates signed below each signature.

Response: The Company has included the dates as requested.

Exhibit 23.1

15.	Please file an updated consent from Anton & Chia for the use of their audit report. We believe a new consent is required with an amendment if an extended period of time passes since the last filing. An extended period of time is generally any period which is more than 30 days.

Response: An updated consent from Anton & Chia is attached.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 22

16.	We note your response to comment 17 indicating the disclosure in this section was revised to refer to the quarter ended September 30, 2016. It does not appear that you filed an amendment reflecting the change in disclosure. Please do so.

Response: The Company has filed its amendments to Form 10-Q for the quarters ending in June 30, 2016 and September 30, 2016.

Very truly yours,

ELITESOFT GLOBAL, INC.

/s/Eugene Wong

Eugene Wong

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